Exhibit 99.1

Inspira Technologies Announces 2021 Third Quarter Financial Results

In October 2021, Company increases cash balance by $9.4 Million due to investors Exercising Warrants; As of November 1, the company has $ 26 million in cash

●	$16 million raised in the initial public offering (the “IPO”) of 2,909,091 units at a price of $5.51 on July 16, 2021

●	$17 million in cash and cash equivalent as of September 30, 2021 (not including warrant exercises)

●	$26 million in cash as of November 1, 2021, including $9,377,500 via the exercise of 1,705,000 warrants at $5.50 per share.

●	Potential $66 million distribution agreement for ART in Europe: The Company has signed an agreement with the WAAS Group for the deployment of ART Systems in Spain and Portugal over a 7-year period, subject to regulatory approval

Ra’anana, Israel, November 23, 2021 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today its financial results for the third quarter ended September 30, 2021.

"We believe that the exclusive agreement signed with WAAS Group for the potential deployment of more than 1,000 ART systems in Spain and Portugal led our investors to express their support by exercising most of the warrants issued in our IPO at an exercise price of $5.50 per share. Due to the exercise of these warrants, the number of our outstanding ordinary shares has increased. This additional capital provides greater financial resources to support the Company’s navigation of research and development, regulatory approval and the go-to-market pathway," stated Dagi Ben-Noon, Inspira Technologies’ Chief Executive Officer.

Financial Results for the Nine Months Ended September 30, 2021

●	Research and development expenses for the nine months ended September 30, 2021 were $1.7 million, compared to $2.6 million for the corresponding period in 2020. The decrease is a result of lower share-based compensation expenses, partially offset by the coverage of certain development expenses by a grant from the Israeli Innovation Authority.

●	Marketing expenses for the nine months ended September 30, 2021, were $391,000, as compared to none for the corresponding period in 2020. In 2021, the Company focused on marketing, brand awareness and exploring go-to-market capabilities.

●	General and administrative (G&A) expenses for the nine months ended September 30, 2021 were $3.4 million, compared to $1.3 million for the corresponding period in 2020. Expenses mainly consisted of $1 million in IPO expenses and related IPO fees and $1.8 million in ongoing G&A operating and share-based compensation expenses.

●	The net loss for the nine months ended September 30, 2021, was $6 million, compared to a net loss of $4 million for the nine months ended September 30, 2020.

Financial Results for the Three Months Ended September 30, 2021

●	Research and development expenses for the three months ended September 30, 2021 were $581,000 compared to $1.1 million for the corresponding period in 2020. The decrease is a result of lower share-based compensation expenses, partially offset by the coverage of certain development expenses by a grant from the Israeli Innovation Authority.

●	Marketing expenses for the three months ended September 30, 2021, were $147,000. As opposed to 2020 In 2021, the Company focused on marketing, brand awareness and exploring go-to-market capabilities.

●	G&A expenses for the three months ended September 30, 2021 were $2.2 million, compared to $488,000 for the corresponding period in 2020. The reason for the increase was due to IPO expenses and related IPO fees.

●	Finance income for the three months ended September 30, 2021, was $5.1 million compared to $2 million for the corresponding period in 2020. The increase in finance income was due to measurement at fair value of the Company’s financial equity liabilities to pre-IPO and IPO investors.

●	The Company’s net profit for the three months ended September 30, 2021 was $2.2 million, compared to a net profit of $348,000 for the three months ended September 30, 2020.

Balance Sheet highlights

●	Cash, cash equivalents and short-term bank deposits were $17 million as of September 30, 2021, compared to $496,000 as of December 31, 2020. The increase mainly reflects the IPO proceeds, less cash used in operations, during the nine months ended September 30, 2021.

●	Financial liabilities at fair value totaled $3.4 million as of September 30,2021, compared to $1.5 million as of December 31, 2020. The financial liabilities represent the fair value of the Company’s equity liabilities to pre-IPO and IPO investors.

●	As of September 30, 2021, shareholders’ equity totaled $13.3 million, compared to deficit totaled $1.7 million as of December 31, 2020.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (ART), designed to rebalance patient oxygen saturation levels. The Company’s ART technology potentially allows patients to remain awake during treatment while minimizing the need for highly invasive, risky and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s product has not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential deployment of more than 1,000 ART systems in Spain and Portugal and its belief that the agreement with WAAS Group led its investors to exercise their warrants. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Miri Segal, Investor Relations, MS-IR LLC

+917-607-8654 msegal@ms-ir.com

UNAUDITED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(US dollars in thousands)

	September 30,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	17,042	496
Other accounts receivable	725	188
Restricted cash	75	-
Total current assets	17,842	684

Non-Current Assets:
Right of use assets, net	220	258
Property, plant and equipment, net	83	45
Total non-current assets	303	303
Total Assets	18,145	987

	September 30,	December 31,
	2021	2020
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables	90	3
Other accounts payable	590	549
Lease liabilities	170	180
Financial Liabilities at Fair Value	3,491	219
Total current liabilities	4,341	951

Non-Current Liabilities:
Lease liabilities	53	95
Financial Liabilities at Fair Value	-	1,273
Loan from the Israeli Innovation Authority	450	372
Total non- current liabilities	503	1,740

Shareholders’ Equity:
Share capital and premium	28,351	8,053
Foreign exchange reserve	(380)	(635)
Share-based compensation	3,240	2,714
Accumulated deficit	(17,910)	(11,836)
Total equity	13,301	(1,704)
Total Liabilities and Shareholders’ Equity	18,145	987

UNAUDITED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(US dollars in thousands)

	For the Nine-Month Period Ended September 30,		For the Three-Month Period Ended September 30,
	2021	2020	2021	2020

Research and development expenses	1,685	2,599	581	1,143

Marketing expenses	391	-	147	-
General and administrative expenses	3,425	1,328	2,215	488
Operating loss	5,501	3,927	2,943	1,631
Finance expenses (income)	573	73	(5,159)	(1,979)
Loss (profit) before tax	6,074	4,000	(2,216)	(348)
Taxes on income	-	-	-	-
Loss (profit) for the period	6,074	4,000	(2,216)	(348)
Other comprehensive loss (profit), net of tax:
Items that will not be reclassified to profit or loss:
Exchange profits(losses) arising on translation to presentation currency	255	(652)	288	(637)
Total comprehensive loss for the period	5,819	4,652	(2,504)	289

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the Nine-Month Period Ended September 30, 2021 (Unaudited):

	Share capital	Adjustments arising from translating financial operation	Grant options	Accumulated deficit	Total
Balance at January 1, 2021	8,053	(635)	2,714	(11,836)	(1,704)
Changes during the period:
Loss for the year	-		-	(6,074)	(6,074)
Other comprehensive profit		255			255
Total comprehensive loss		255		(6,074)	(5,819)
Financial liability conversion	10,041	-	-	-	10,041
Initial public offering	10,219	-	-	-	10,219
Options Exercise	38	-	(38)	-	-
Share-based compensation	-	-	564		564
Balance on September 30, 2021	28,351	(380)	3,240	(17,910)	13,301

For the Three-Month Period Ended September 30, 2021 (Unaudited):

	Share capital	Adjustments arising from translating financial operation	Grant options	Accumulated deficit	Total
Balance at July 1, 2021	8,091	(668)	3,138	(20,126)	(9,565)
Changes during the period:
Profit for the period	-	-	-	2,216	2,216
Other comprehensive profit	-	288	-	-	288
Total comprehensive profit	-	288	-	2,216	2,504
Financial liability conversion	10,041	-	-	-	10,041
Initial public offering	10,219	-	-	-	10,219
Share-based compensation	-	-	102		102
Balance on September 30, 2021	28,351	(380)	3,240	(17,910)	13,301